VERRICA PHARMACEUTICALS INC.

44 W. Gay St., Suite 400

West Chester, PA, 19380

March 21, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jason Drory

Re:	Verrica Pharmaceuticals Inc.

Registration Statement on Form S-3 (File No. 333-285719)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-285719) (the “Registration Statement”) to become effective on March 25, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such other time as the Registrant or its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. The Registrant hereby authorizes each of Mark Ballantyne and Asheley Walker of Cooley LLP to make such a request on its behalf.

Once the Registration Statement has been declared effective, please confirm that event with Mark Ballantyne of Cooley LLP, counsel to the Registrant, at (703) 456-8084 or mballantyne@cooley.com, or in his absence, Asheley Walker at (202) 842-7856 or awalker@cooley.com.

[Signature page follows]

Very truly yours,

Verrica Pharmaceuticals Inc.

By:	/s/ John J. Kirby
John J. Kirby
Interim Chief Financial Officer

cc:	Jayson Rieger, Verrica Pharmaceuticals Inc.

Christopher Hayes, Verrica Pharmaceuticals Inc.

Mark Ballantyne, Cooley LLP

Darren DeStefano, Cooley LLP

Asheley Walker, Cooley LLP

Signature Page to Company Acceleration Request – S-3